News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES FOURTH QUARTER
CASH DISTRIBUTION

2005 Guidance Revised

CALGARY, December 7, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its fourth quarter cash distribution of C$1.60 per unit will be paid on January 13, 2006 to unitholders of record on December 30, 2005. This brings total distributions for the 2005 calendar year to C$4.77 per unit, compared with C$1.47 paid in 2004.

The ex-distribution date is December 28, 2005. This distribution is for the period from October 1, 2005 to December 31, 2005.

Guidance Update

There is a significant global shortage of haulage truck tires due to substantial growth in demand and limited manufacturing capacity. Suppliers have advised Elk Valley Coal that tires will be provided on an allocation basis amongst customers. This allocation is expected to restrict Elk Valley Coal’s production capacity in 2006 to approximately 24 to 25 million tonnes. The Trust anticipates this tire shortage will continue into 2007 and may contribute to constraining supply of hard coking coal over this period.

The Trust is revising its expectations for coal sales volumes for the 2005 calendar year.  Due to customer delay of shipments beyond the fourth quarter, Elk Valley Coal’s 2005 sales volumes are now estimated to be approximately 24 million tonnes, of which the Trust’s share is 60%. This revision is largely attributable to customers over-committing for coal early in 2005 to protect against the possibility of supply interruptions, which have not materialized.

Update on Government of Canada’s Consultation Process for Trusts

On November 23rd, Minister of Finance Ralph Goodale announced an early end to the public consultation process relating to income trusts by proposing a reduction in the federal income tax imposed on dividends paid to individuals after 2005 by Canadian resident corporations. The Government's announcement means that no changes will be made to the tax treatment of income trusts as a result of the consultation process.

Tax Information for Cash Distributions

The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

The Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of the 2005 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 7, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Fording Canadian Coal Trust

Fording Canadian Coal Trust

(403) 260-9834

(403) 260-9817

Email: investors@fording.ca

Website: www.fording.ca